December 21, 2005

Mail Stop 3561

Via US Mail and Facsimile

Ms. Ivy M. Jernigan
Chief Financial Officer
900 West Main Street
Dothan, Alabama 36301

Re:	Movie Gallery, Inc.
	Form 10-K for the year ended January 2, 2005
	Forms 10-QSB for the periods ended October 2, 2005, July 3,
2005
and April 3, 2005
	Commission file #: 000-24548

Dear Ms. Jernigan:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist
you in your compliance with the applicable disclosure requirements
and
to enhance the overall disclosure in your filing.  We look forward to
working with you in these respects.  We welcome any questions you may
have about our comments or any other aspect of our review.  Feel free
to call us at the telephone numbers listed at the end of this letter.
* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended January 3, 2005

Item 1. Business

1. We note your disclosure on page 9 that you have a customer loyalty program, Reel Players, which is based on a point system and provides customers the opportunity to earn free rentals and discounts on movie purchases. Please tell us and explain in the notes to your financial statements in future filings, how you how you value and account for free rentals and discounts awarded to customers under this program.

Management`s Discussion and Analysis
- Results of Operations, page 32

2. We note from your table of Selected Financial Statement and Operational Data that you present "equity in losses of unconsolidated entities" above the operating income line item. For consistency with your financial statement presentation, please revise future filings to present the "equity in losses of unconsolidated entities" below operating income if you continue to separately present the caption in this table.

Consolidated Statements of Cash Flows

3. We note that you have presented purchases of rental inventory-base stock as a component of investing activities. Please revise to also present cash proceeds from the sale of base stock rental inventory as a component of cash flows from investing activities, as including declines in base stock rental inventories in operating cash flows results in an overstatement of cash flows from operations.

Notes to the Financial Statements

Note 1. Accounting Policies

- Reclassifications, page F-5

4. We note that the fiscal 2003 balance sheet reflects the reclassification of certain outstanding checks that were made between cash and cash equivalents, prepaid expenses and accounts payable. Please tell us the nature of these reclassifications including your accounting basis for the past and current balance sheet and cash flow presentations.

- Leases and Leasehold Improvements, page F-8

5. We note that you recorded a cumulative fourth quarter adjustment to correct depreciation expense of $6.3 million, related to a correction in your accounting for leases and leasehold improvements, of which $2.9 million related to years prior to 2004 and was not considered material to warrant a restatement. Please show us your analysis of the materiality of the 2004 adjustment to the quarterly operating results for each of the quarterly periods comprising 2004 and explain why you do not believe that restatement of the first through third quarters of 2004 is necessary. Additionally, tell us the amount of the $2.9 million adjustment related to prior years that related to fiscal years 2003 and 2002. We may have further comment upon review of your response.

Note 8.  Related Party Transactions, page F-18

6. We note from your Schedule 14A Proxy Statement filed May 6,
2005,
that under the Certain Relationships and Related Transactions section, you disclose a number of related party transactions which are not included in the notes to your financial statements in your Form 10-K.
In the notes to your financial statements in future filings, please disclose the nature of the relationship of the parties involved, a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, and the dollar amounts of transactions for each of the periods for which income statements are presented. See paragraph 2 of SFAS No. 57. Your revised disclosure should include all transactions between the Company and entities affiliated with its officers and directors.

Schedule II- Valuation and Qualifying Accounts

7. Please advise us in further detail regarding the nature of the adjustments to the deferred tax asset valuation allowance during the fiscal years ended January 5, 2003 and January 4, 2005 that a described as "revision of allowance to offset true-up of preliminary estimated net operating loss carryforwards to actual". Similarly explain the nature of the $1,291 adjustment recognized during the fiscal year ended January 2, 2005 that is described as "reduction to true-up preliminary estimated state net operating losses to actual".
Your response should clearly explain why management does not believe these adjustments represent corrections of errors pursuant to paragraph 36 of APB 20. We may have further comment upon review of your response.

Form 10-QSB for the quarter ended July 3, 2005

Note 1. Accounting Policies

- Rental Inventory Amortization Estimates

8. We note your disclosure that purchases of DVD catalog are currently amortized on an accelerated basis over twenty-four months and VHS catalog is amortized on an accelerated basis over twenty-four months for new store purchases and six months for all other catalog purchases. This disclosure appears to be inconsistent from that in
Note 1 to the financial statements included in your Form 10-K for the year ended January 3, 2005 which states that base stock movie inventory is amortized on an accelerated basis over the first twelve months and then on a straight-line basis over the next twelve months for DVD and VHS. Please reconcile these inconsistencies for us and revise future filings as appropriate.



- Revenue Recognition

9. We note the disclosure indicating that in order to conform Hollywood`s accounting method for extended viewing fees to that used by Movie Gallery, the Company has reflected the portion of extended viewing fees that relate to receivables from customers at the date of the merger as a reduction of the receivable balance and extended viewing fees are no longer being recognized in advance of collection.
We further note that as a result, in the thirteen and twenty-six week periods ended July 3, 2005, this transition in accounting methods reduced rental revenue by $12.8 million and reduced operating income by $11.2 million after adjusting accrued revenue sharing on accrued extended viewing fees.

We believe this disclosure is not entirely accurate since Hollywood`s results were not included in your results of operations prior to the merger, and therefore your rental revenues and operating income were not actually reduced by these amounts. A more accurate statement would be to indicate that extended viewing fees and operating income for Hollywood subsequent to the merger were lower than in periods prior to the merger as a result of this transition in accounting policy. Please confirm that you will clarify your disclosure regarding this matter in any future filings.

Note 2. Business Combinations

10. We note from your disclosure in Note 2 that you allocated
$170.9
million of the purchase price of Hollywood Entertainment to the indefinite lived trade name of Hollywood Video. Please tell us in detail how you determined the fair value of this intangible asset. Also, please tell us why you have determined that the asset does not have a 15-year useful life, especially considering that you have assigned a useful life to the intangible asset related to the Game Crazy trademark. Include in your response an analysis that considers all of the relevant factors in paragraph 11 of SFAS No. 142 and any additional information such as any restrictions or limitations that exist regarding the life of the trade name. Also, tell us the methods you plan to utilize for assessing the asset for impairment.

Note 5. Goodwill and Other Intangible Assets

11. We note your disclosure that the changes in the carrying amounts of goodwill during the fiscal year ended January 3, 2005 included approximately $8.4 million in adjustments to acquired goodwill. Please explain to us and disclose in future filings the nature of those adjustments to goodwill.

Form 10-QSB for the quarter ended October 3, 2005

Note 2. Business Combinations

12. Please tell us and explain in the notes to your financial statements in future filings the facts or circumstances that resulted in the change in the purchase price allocation for the acquisition of
Hollywood during the third quarter of 2005.

13. Please tell us and revise the notes to your financial statements to disclose the factors that contributed to a purchase price that resulted in recognition of goodwill in connection with the Hollywood and VHQ acquisition transactions. Refer to the requirements of paragraph 51b of SFAS No.141.

14. We note from your disclosure in Note 2 that on August 29, 2005 Boards Video Company LLC exercised a contractual right to require Hollywood to purchase all of the 20 Hollywood Video stores and 17 Game
Crazy stores pursuant to a "put" option contained in the license agreement for these stores. Please explain for us, and disclose in future filings, the date at which you issued the "put" option and the nature of the terms of the "put" option, including the amount or formula for determining the purchase price of the stores. Also, please tell us how you accounted for this "put" option liability at the time it was issued and the literature that supports your accounting treatment. Additionally, please explain how this put option was valued and accounted for in the Hollywood acquisition transaction.

Note 3. Property, Furnishings and Equipment

15. We note that a change in estimate was recorded in the quarter ended October 2, 2005 to conform the lives of Hollywood`s long lived assets to Movie Gallery`s policy and to record the increase in depreciation expense generated by recording Hollywood`s long lived assets at their increased fair value in the business combination accounting. Please explain to us why you did not make the change to conform the lives of Hollywood`s long lived assets to Movie Gallery`s policy during the second quarter of 2005 when the acquisition took place. Also tell us why the increase in depreciation expense generated by the increased fair value in Hollywood long lived assets is considered a change in accounting estimate, as it appears from Note
2 that the value of the acquired long lived assets did not change between the second and third quarter. Also, tell us why you believe it is appropriate to charge the portion of the amount that related to the ten weeks ended July 3, 2005 in the thirteen weeks ended October
2, 2005, rather than restating the second quarter Form 10-Q. We may have further comment upon receipt of your response.





Note 6. Long Term Debt

16. We note your disclosure in Note 6 that you have entered into a two-year floating-to-fixed interest rate swap for an amount of $280 million. Please tell us, and disclose in future filings, how you have accounted for the swap in accordance with the guidance in SFAS No. 133.

Note 9. Commitments and Contingencies

17. We note that at October 2, 2005, the legal contingencies reserve was $8.9 million of which $8.5 million relates to pre-acquisition contingencies. Please tell us if this amount has been included in the purchase price allocation of Hollywood Entertainment or your other recent acquisitions. Also, please tell us and disclose in future filings the nature of the legal or other contingencies outstanding and the reasons the amounts may require future adjustment. See SAB Topic
2A.7 and paragraphs 9-12 of SFAS 5.

Note 11.  Subsequent Events

18. We note your disclosure that on October 25, 2005 you notified
92
Movie Gallery associates that their positions will be relocated or eliminated as part of integration efforts and that the cost will be expensed in future periods over the retention service period for the impacted associates. Please tell us the length of the retention service period for the associates and if it is less than 60 days, please tell us your basis for not recording the liability at the time the plan was communicated to the employees. See paragraphs 9 through
11 of SFAS No. 146.

Report on Form 8-K/A dated April 27, 2005
Unaudited Pro Forma Consolidated Balance Sheet

19. The presentation in your pro forma balance sheet is somewhat confusing as you have presented various pro forma adjustments included in the balance sheet on a net rather than gross basis. In future filings, please ensure that all adjustments in your pro forma balance sheet are presented on a gross rather than net or combined basis.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
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Ms. Ivy M. Jernigan
Movie Gallery, Inc.
December 21, 2005
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